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Exhibit (3)(a)

SHAREHOLDER'S AGREEMENT

    THIS SHAREHOLDER'S AGREEMENT is made and entered into as of this 23 day of June 2001, among Monaco Coach Corporation, a Delaware corporation ("Parent"), Salmon Acquisition, Inc., an Oregon corporation and a wholly owned subsidiary of Parent ("Purchaser"), SMC Corporation, an Oregon corporation (the "Company"), and CURTIS W. LAWLER (the "Shareholder").

Recitals

    The Shareholder desires that the Company, Parent and Purchaser enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Purchaser with and into the Company (the "Merger"); and

    The Shareholder is executing this Agreement as an inducement to Parent to enter into and execute, and to cause Purchaser to enter into and execute, the Merger Agreement.

    NOW, THEREFORE, in consideration of the execution and delivery by Parent and Purchaser of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

    Section 1. Representations and Warranties.  The Shareholder represents and warrants to Parent and Purchaser as follows:

      (a) The Shareholder is the record and beneficial owners of the number of shares of Common Stock of the Company (the "Company Common Stock") set forth opposite his name on the attached Annex I (as may be adjusted from time to time pursuant to Section 5, the Shareholder's "Shares"). Except for the Shareholder's Shares and any other shares of Company Common Stock subject hereto, the Shareholder is not the record or beneficial owner of any shares of Company Common Stock.

      (b) This Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally. Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which any of the Shareholder's Shares are subject. To the best of the Shareholder's knowledge, consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

      (c) The Shareholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or as listed on Annex I.

      (d) Except for fees payable to McDonald Investments Inc., no broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission from Parent, Purchaser or the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

      (e) The Shareholder understands and acknowledges that Parent is entering into, and causing Purchaser to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Parent and Purchaser.

    Section 2. Agreement to Tender or Sell.  (a) The Shareholder agrees that he shall tender his Shares into the Offer (as defined in the Merger Agreement) and that he shall not withdraw any Shares so tendered (it being understood that the obligation contained in this sentence is unconditional).

      (b) The Shareholder shall tender his Shares not later than fourteen business days following commencement of the Offer.

    Section 3. Covenants.  The Shareholder agrees with, and covenants to, Parent and Purchaser as follows:

      (a) The Shareholder shall not, except as contemplated by the terms of this Agreement, (i) transfer (for purposes of this Agreement, the term "transfer" includes, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares except with respect to election of directors at the Company's annual meeting, (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

      (b) Subject to Section 8, the Shareholder shall not, nor shall he permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Company Takeover Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal.

    Section 4. Grant of Irrevocable Proxy; Appointment of Proxy.

      (a) The Shareholder irrevocably grants to, and appoints, Parent and Richard E. Bond, and any other individual who shall hereafter be designated by Parent, the Shareholder's proxies and attorneys-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, against (i) any Company Takeover Proposal and (ii) any amendment of the Company's Articles of Incorporation or Bylaws or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

      (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

      (c) The Shareholder affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder ratifies and confirms all that the holders of such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 60.231 of the Oregon Business Corporation Act (the "Corporation Law").

    Section 5. Certain Events.  The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, or the acquisition of additional shares of Company Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares listed on Annex I beside the name of the Shareholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

    Section 6. Stop Transfer.  The Company and Shareholder agree to place a legend concerning the existence and effect of this Agreement on all stock certificates of the Company held by Shareholder which are subject to this Agreement. The Company agrees with, and covenants to, Parent that the Company shall place stop transfer orders and shall not register the transfer of any certificate representing any Shareholder's Shares, unless such transfer is made to Parent or Purchaser or otherwise in compliance with this Agreement.

    Section 7. Voidability.  If, prior to the execution hereof, the Board of Directors of the Company shall not have duly and validly authorized and approved by all necessary corporate action the acquisition of Company Common Stock by Parent and Purchaser and the other transactions contemplated by this Agreement and the Merger Agreement, so that by the execution and delivery hereof Parent or Purchaser would become, or could reasonably be expected to become, an "interested shareholder" with whom the Company would be prevented for any period pursuant to Section 60.825 - 60.845 of the Corporation Law from engaging in any "business combination" (as such terms are defined in Section 60.825 of the Corporation Law) then this Agreement shall be void and unenforceable until such time as such authorization and approval shall have been duly and validly obtained.

    Section 8. Shareholder Capacity.  The Shareholder does not make any agreement or understanding in his capacity as a director or officer of the Company. The Shareholder signs solely in his capacity as the record holder and beneficial owner of his Shares and nothing herein shall limit or affect any actions taken by the Shareholder in his capacity as a director or officer of the Company.

    Section 9. Further Assurances.  The Shareholder shall, upon request of Parent or Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent or Purchaser to be necessary or desirable to carry out the provisions hereof and to vest the power to vote the Shareholder's Shares as contemplated by Section 4 in Parent and the other irrevocable proxies described therein.

    Section 10. Termination.  This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) that date which is 60 days following the date upon which the Merger Agreement is terminated in accordance with its terms or (b) the date that Parent or Purchaser shall have purchased and paid for the Shares of the Shareholder pursuant to Section 2; provided, however, that the termination of this Agreement shall not relieve any party of liability for breach of this Agreement prior to termination.

    Section 11. Public Announcements.  The Shareholder will consult with Parent before issuing, and provide Parent with the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement and the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

    Section 12. Waiver of First Refusal Rights.  With respect to the tender of Curtis W. Lawler's shares under the Shareholder's Agreement dated of even date herewith among Curtis W. Lawler, Parent and Purchaser and to be acknowledged by the Company, the Company and Shareholder waive their respective rights of first refusal as set forth in Section 3 of the Stock Purchase Agreement dated March 28, 1988 among Curtis Lawler, Sandra Lawler, Mathew M. Perlot and the Company.

    Section 13. Miscellaneous.

      (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Merger Agreement.

      (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Parent or Purchaser, to the address set forth in Section 8.5 of the Merger Agreement; and (ii) if to the Shareholder, to the address set forth on Annex I hereto, or such other address as may be specified in writing by the Shareholder.

      (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

      (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (f)  This Agreement shall be governed by, and construed in accordance with, the laws of the Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except by laws of descent. Any assignment in violation of the foregoing shall be void.

      (h) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any event, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

      (i)  The Shareholder agrees that irreparable damage would occur and that Parent and Purchaser would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and Purchaser shall be entitled to an injunction or injunctions to prevent breaches by any Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Oregon in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. The prevailing party in any judicial action shall be entitled to receive from the other party reimbursement for the prevailing party's reasonable attorneys' fees and disbursements, and court costs.

      (j)  No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

      (h) Capitalized terms used without definition have the meanings ascribed to them in the Merger Agreement.

[Signature Page Follows]

    IN WITNESS WHEREOF, Parent, Purchaser, the Company and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

/s/ CURTIS W. LAWLER Curtis W. Lawler, Shareholder
SMC CORPORATION, an Oregon corporation
By:	/s/ MATHEW M. PERLOT
Name: Mathew M. Perlot Title: President
SALMON ACQUISITION, INC., an Oregon corporation
By:	/s/ JOHN W. NEPUTE
Name: John W. Nepute Title: President
MONACO COACH CORPORATION, a Delaware corporation
By:	/s/ KAY L. TOOLSON
Name: Kay L. Toolson Title: Chairman and CEO

ANNEX I TO
SHAREHOLDER'S AGREEMENT

1.
Curtis W. Lawler
1,118,000 shares of Company Common Stock

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  Exhibit (3)(a)